Exhibit 21.1

SUBSIDIARIES OF ALLIANCE LAUNDRY HOLDINGS LLC

Subsidiary	Where Incorporated
Alliance Laundry Systems LLC	Delaware

SUBSIDIARIES OF ALLIANCE LAUNDRY SYSTEMS LLC
Subsidiary	Where Incorporated
Alliance Laundry Corporation	Delaware
Alliance Laundry Equipment Receivables LLC	Delaware
Alliance Laundry Equipment Receivables Trust 2000-A	Delaware
Alliance Laundry Equipment Receivables 2002 LLC	Delaware
Alliance Laundry Equipment Receivables Trust 2002-A	Delaware